
TELKOM


02032926

P.6
5-31-02

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1-14406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
JUN 6 2002
1086

For the month of May, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

PROCESSED
JUN 11 2002
THOMSON
FINANCIAL

Date May 30, 2002

By [signature]
(Signature)
Setiawan Sulistyono
Head of Investor Relations

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)

TELKOM



TELKOM

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk

INVITATION
ANNUAL GENERAL MEETING OF SHAREHOLDERS 2002

The Board of Directors hereby invites The Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, located ini Bandung (hereinafter referred to as "the Company"), to attend the General Meeting of Shareholders 2002 (the "MEETING") of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk., to be held on:

Day/Date : Friday, June 21st, 2002
Time : 14:00 Western Indonesian Time
Venue : Aula Pangeran Kuningan
Gedung Grha Citra Caraka, 1st Floor
Jl. Gatot Subroto No.52
Jakarta 12710 – Indonesia

The MEETING will discuss and decide the following agenda:

A. ANNUAL GENERAL MEETING OF SHAREHOLDERS

1. Approval of the Company's Annual Report for the financial year 2001
2. Ratification of the Company audited consolidated financial statements for the financial year 2001 and acquittal and discharge to the Board of Directors and Board of Commissioners.
3. Determination of the financial year 2001's profit utilization including distribution of dividend.
4. Appointment of Public Accountant to audit the Company records for 2002 financial year.
5. Determination of the compensation for the Board of Directors and the Board of Commissioners in 2002 financial year.

B. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

1. Approval relating to the sale by TELKOM of 12.72% of the issued and fully paid shares of PT Telekomunikasi Selular to Singapore Telecom Mobile Pte Ltd, a wholly-owned subsidiary of Singapore Telecommunications Limited, involving a material transaction;
2. Approval relating to the acquisition by TELKOM of 100% of the issued and fully paid shares of PT Pramindo Ikat Nusantara owned by France Cables et Radio, PT Astratel Nusantara, Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk, Marubeni Corporation, International Finance Corporation and NMP Singapore Pte. Ltd, involving a material transaction;
3. Approval relating to the acquisition by TELKOM of 100% of the issued and fully paid shares of PT AriaWest International owned by PT Aria Infotek (formerly known as PT Artimas Kencana Murni), MediaOne International I BV, and The Asian Infrastructure Fund, and the guarantee by TELKOM of certain debt obligations of PT AriaWest International, subject to the restructuring of such debt obligations, involving a material transaction; and
4. Approval relating to TELKOM's Indonesian Rupiah (IDR) and US Dollar bond issuance with an estimate amount of one (1) trillion Rupiah for IDR and 100 (one hundred) million to 150 (one hundred fifty) million Dollar for US Dollar Bonds;
5. Approval of Appointment and Discharge of members of the Board of Directors and Board of Commissioners, including the election / appointment of the Independent Commissioners.

Notes :

1. This advertisement is deemed as invitation for the MEETING. The Board of Directors will not send separate invitation to Shareholders.
2. Those who are eligible to attend the MEETING are Shareholders or their proxies whose names are registered at the Company's Share Register at 16.00 hours Jakarta Time on May 29th, 2002 or the registered owner of the security account on the depository of PT Kustodian Sentral Efek Indonesia at the closing time of Jakarta Stock Exchange and Surabaya Stock Exchange trading on May 29th, 2002.
3. The Shareholders of their proxies who will attend the MEETING are required to bring with them the copies of their Collective Share Certificates (CSC), and their ID or other personal identifications to be presented and submitted to the General Meeting of Shareholder's Officer before entering the meeting room.
4. a) Shareholders who can not attend the MEETING may represented by their proxy equipped with the legal proxy letter as determined by the Board of Directors, with condition: member of the Board of Directors and the Board of Commissioners, or employees of the Company may not act as proxy for Shareholders in the MEETING.
   b) Proxy letter forms are available at the addresses listed in point 5 below during business hours.
5. The Annual Report, Consolidated Balance Sheet and Income Statement report for the Fiscal Year Ended on December 31st, 2001 are available for checking during business hours, starting on the day of this announcement was posted, at:

PT TELEKOMUNIKASI INDONESIA
Investor Relations Unit
Jl. Jend. Gatot Subroto No.52, 5th Floor
Phone (021) 521-5109
Fax (021) 522-0500
Jakarta 12710

PT TELEKOMUNIKASI INDONESIA
Investor Relations Unit
Jl. Japati No.1, 7th Floor
Phone (022) 452-7336, 452-7345
Fax (022) 710-4743
Bandung 40133

PT DATINDO ENTRYCOM
Wisma Dinners Club Annex
Jl. Jend. Sudirman Kav.34-35
Phone (021) 570 9009
Fax (021) 570 9026-28
Jakarta 10220

If needed, documents for the MEETING can be obtained from the Company via the Investor Relation Unit by submitting a photocopy of Collective Shares Certificates and other personal identification.

6. For better coordination and organization of the MEETING, the Shareholders or their proxies are kindly requested to be present 30 minutes before the MEETING is started.

Bandung, May 30th, 2002
PT TELEKOMUNIKASI INDONESIA Tbk.
Board of Directors

The Jakarta Post, May 30, 2002



TELKOM

PRESS RELEASE

No.TEL 195 /PR000/UHI/2002

TELKOM HAS MADE PAYMENTS OF RP 1.4 TRILLION TO INDOSAT FOR CROSS OWNERSHIP TRANSACTION

Bandung, May 31, 2002 -- PT Telekomunikasi Indonesia, Tbk. ("TELKOM") announced today that it has made payments related to the cross transactions with PT Indonesian Satellite Corporation ("INDOSAT") amounting to Rp 1.4 trillion of the total payments of US$ 198 million.

The payments has been made as follows:

1. First, Rp 600.000.000.000,- (six hundred billion Rupiah) paid on February 28, 2002;
2. Second, Rp 200.000.000.000 (two hundred billion Rupiah) paid on April 4, 2002;
3. Third, Rp 149.664.413.061 (one hundred forty nine billion six hundred sixty four million four hundred thirteen thousand and sixty one Rupiah) paid on May 17, 2002;
4. Forth, Rp 500.000.000.000,- (five hundred billion Rupiah) paid on May 23, 2002.

TELKOM believe that it can accelerate the subsequent payments starting from August 2002, and all payments will be completed no later than end of December 2002.

It is also informed that for the period of four month ended April 30, 2002, TELKOM recorded its operating revenues of Rp 5,5 trillion; operating income of Rp 3,2 trillion; and net income of Rp 2.1 trillion (un-audited).



Setiawan Sulistyono
Head of Investor Relations Unit

For further information please contact:

PT Telekomunikasi Indonesia, Tbk. Investor Relations Unit	Bandung office:	Jakarta office:
E-mail: investor@telkom.co.id	Tel.: 62-22-4527337 Fax.: 62-22-7104743	Telex: 62-21-5215109 Fax.: 62-21-5220500